THE BLOCK DISTILLING COMPANY, LLC

TERM SHEET FOR OFFERING OF UP TO $617,998.93.00 OF CLASS AAA PREFERRED INTERESTS, SUBJECT TO INCREASE TO UP TO $2,499,999.24 OF CLASS AAA PREFERRED INTERESTS

NOVEMBER 27, 2023

Summary of Terms

Issuer	The Block Distilling Company, LLC, a Colorado limited liability company (the "Company"). The Company opened a craft distillery and tasting room (the "Distillery") in 2017 at 2990 Larimer Street, Denver, Colorado 80205. The proceeds from its initial Class AAA Preferred Interest offering (which concluded in 2021) expanded the distillation capacity of the Company from approximately 2,800 9 liter cases per year to approximately 14,000 liter cases per year. The proceeds of this Offering will be applied toward working capital, including building of inventory and increasing sales and distribution, including possible expansion into additional states and roll out of ready to drink cocktail offerings.
Amount of Offering/Valuation............	A minimum amount of 36,785 of Class AAA Preferred Interests ($100,002.60—the "Minimum Amount"), subject to increase to up to 227,325 Class AAA Preferred Interests ($617,998.93 – the "Maximum Amount"), and upon generation of the necessary audited financial statements by the Company to authorize the issuance of additional Class AAA Preferred Interests pursuant to Regulation CF, subject to further increase to up to 919,177 Class AAA Preferred Interests ($2,499,999.24 – the "Increased Maximum Amount") (the "Offering") to be issued by the Company to investors (each an "Investor" and together the "Investors"). The Company will accept investor proceeds immediately upon sale of the Minimum Amount. The Company previously issued: (i) $725,000 of Class A Preferred Interests, $104,068 of Class AA Preferred Interests; (ii) $104,068 of Class AA Preferred Interests and $2,303,573 of Class AAA Preferred Interests pursuant to a prior Regulation CF. Based upon the currently issued and outstanding 3,752,083 Membership Interests of the Company of all classes and the price of $2.71857 per Class AAA Preferred Interest, **this places a $10,205,666 pre-money valuation of the Company** (exclusive of outstanding debt).
Description of Membership Interests.	<u>Class AAA Preferred Interests.</u> The Company will Class AAA Preferred Interests at $2.71857 per Interest in "Units" of $5,004.80 each (1,840) Class AAA Preferred Interests per Unit, subject to the right to issue fractional Units. The Class AAA Preferred Interests and Common Interests (and subsequently issued equity securities if any) will collectively share in 74.181% of cash flow from operations of the Company after reserves ("Operating Proceeds"), which percentage is subject to increase to the extent that the remaining 19.575% of Operating Proceeds allocable to the Class A and Class AA Preferred Interests is reduced (see discussion below as well as Section 10.2 of the Operating Agreement as amended per the First Amendment to the Operating Agreement attached hereto).

In addition, the Class AAA Preferred Interests will share in their pro rata share (based upon all Membership Interests issued and outstanding regardless of class) in Capital Transaction Proceeds.

Class A Preferred Interests. The Company has issued 1,015,000 Class A Preferred Interests at $0.7142857 per Interest or $725,000 (rounded) in the aggregate, which collectively share in 19.575% of "Operating Proceeds," provided that should the Company raise cumulative capital (from equity plus the 12% Notes) in excess of $1,000,000 then the percentage of Operating Proceeds allocable to each Class A Preferred Interest shall be adjusted based upon multiplying the same by a fraction, the numerator of which is the $1,000,000 and the denominator of which is the total capital raised by the Company (inclusive of 12% Notes)—the "Adjustment Factor."

Class AA Preferred Interests. The Company has issued 62,441 Class AA Preferred Interests at $1.66666 per Interest or $104,068 in the aggregate, which collectively share in 6.244% of Operating Proceeds, provided that this percentage is reduced from 3.0% per $50,000 Class AA unit to 0.5% per Class AA unit (i.e. 5/6ths reduction) upon "Payback" (ie. return of the Capital Contributions funded by the Class AA Preferred Members) and provided further that should the Company raise cumulative capital (inclusive of the Investor Notes) in excess of $1,000,000 then the amount of Operating Proceeds allocable to the Class AA Preferred Interests shall be subject to the Adjustment Factor as well. .

Common Interests. The Company has issued 1,851,648 Common Interests to the Managers and other service providers (with each of the 3 Managers holding 554,611 Common Interests). The Common Interests share pro rata with all Members of the Company other than the Class A and AA Members in all Operating Proceeds not allocable to the Class A and AA Preferred Interests, and shall be entitled to participate on a pro rata basis (based on number of all Membership Interests issued, regardless of class) with respect to Capital Transaction Proceeds, subject to the liquidation preference in favor of the Preferred Members as set forth in "Description of Capital Transaction Proceeds," below.

Distribution of Capital Transaction Proceeds

Distribution of Capital Transaction Proceeds. Proceeds from sale or refinancing of the Company's business (and not used to satisfy obligations, including payoff of the Notes if still outstanding, or establish reserves) constitute "Capital Transaction Proceeds" and shall be distributed on a pro rata basis to the Members based upon their respective Membership Interest holdings, regardless of class (their respective "Percentage Interests"), provided however that to the extent this would result in the Preferred Members receiving back less than their original Capital Contributions (as reduced by prior Capital Transaction Proceeds distribution), then in all events the Preferred Members shall in lieu of their Percentage Interests, shall receive the first Capital Transaction Proceeds (pro rata based on unreturned Capital Contributions) until they have received their full unreturned Capital Contributions (i.e. a "liquidation preference" in favor of the Preferred Members).. For purposes of

determining prospective Capital Transaction Proceeds distributions under the assumptions noted below, the pro forma capitalization of the Company assuming placement of the Maximum Amount of Class AAA Preferred Interests is as follows:

Pro Forma Capitalization Assuming $617,998.93 Maximum Amount of Class AAA Interests

Class of Member	Status	Number of Interests	Fully Diluted Percentage
Class A	issued	1,015,000	24.80%
Class AA	issued	62,441	1.53%
Class AAA	issued	936,289	22.88%
Common	issued	1,851,648	45.24%
Subtotal		3,865,378.09	-
AAA Offering	to be issued	227,325(1)	5.55%
TOTAL:		4,092,703.09(1)	100.00%

(1) BEFORE INCREASED MAX. AMT.

Tax Distributions................................ Notwithstanding the distribution priorities noted above, to the extent that any Members are allocated taxable income in excess of the losses previously allocated to them, the Managers are authorized to cause the Company to fund cash distributions to the Members (regardless of class) in an amount intended to be sufficient to equal the amount of state and federal income taxes allocable to them from such income, assuming they are in the maximum tax bracket ("Tax Distributions"), and which Tax Distributions shall be credited against other distributions to be made to them in the future, to the extent in excess of the amounts they would otherwise be entitled to receive under the Company's operating agreement (the " Operating Agreement").

Plan of Distribution............................ The Company plans to sell all of the Class AAA Preferred Interests in the Offering subject to a portal fee payable to WeFunder Portal, LLC of 7.5% of the amount of Class AAA Preferred Interest sales proceeds received.

Managers.. The business of the Company is managed by the Managers: Kraig Weaver, Kameron Weaver and Michelle Weaver. Each of the Managers holds 554,611 Common Interests, and the Company has issued to third parties an additional 187,815 Common Interests f to others who have assisted the Company through the provision of goods or services. Should the Company issue additional Membership Interests following the placement of not less than $1,000,000 of equity securities, including the previously issued Class A and AA Preferred Interests (the "New Interests"), then the profits interest pool may be increased from time to time to up to 15% of the cumulative amount of the New Interests plus the additional number of profits interests to be issued (e.g. if 85,000 New Interests issued, then up to 15,000 new profits interests could be issued). The Managers have the authority to set the compensation of all employees of the Company, including themselves. See "Summary of the Operating Agreement."

Lease.. The Company entered into a lease for the Distillery at 2990 Larimer St., Denver, CO (the "Lease"). The Lease has a 10 year term from its September 1, 2015 Commencement Date. The Lease is for 2,700 s.f. (square feet) and calls for base rent of $64,200 per annum for each of the first four lease years, and increasing by 3% per annum for each of lease years five through ten. The Landlord has agreed to insure the premises from property damage, provided that the Company is responsible for insuring its leasehold improvements and personal property. The Landlord is responsible for payment of real estate taxes and the Company is responsible for payment of utilities and maintenance of liquor liability as well as general liability insurance. Assignment of the lease requires the Landlord's consent. The Company in 2019 executed its option to lease an additional 2,300 s.f. of space, which was used primarily to accommodate the expansion of the distilling space for the Distillery. See "Risk Factors." Copies of the Lease are available for review upon request.

Licensure .... The Company was granted a permit on May 7, 2016 to distill, process, warehouse and bottle distilled spirits from the U. S. Alcohol and Tobacco Trade Bureau. In addition, the Company was granted a license to operate with the Colorado Alcohol Bureau. It should be noted that Preferred Members holding investment over a certain minimum may be required to provide information and possibly execute documentation as necessary to meet applicable state or federal licensure requirements, and by execution of their Subscription Agreements they agree to do so. In addition, in the unlikely event that continued holding of license is contingent upon any prospective Investor not remaining affiliated with the Company, there is a provision in the Operating Agreement requiring that they either transfer their Preferred Interests or be subject to redemption for their Membership Interests at cost minus prior returns of capital.

Bank Loan .... The Company has obtained a 10 year line of credit from JP Morgan Chase Bank, NA for $350,000, secured by a blanket lien against the Company's assets. The loan bears interest at the LIBOR Base Rate (LIBOR + 3%) plus 1.98%, so that the initial interest rate is set at

5.50%, and fluctuates as LIBOR changes. The loan calls for payment of interest only for the first 6 months and thereafter requires accrued interest plus principal of $3070 per month to be paid on each month through maturity. The loan is pre-payable at any time without penalty, provided that no less than 20% of the original principal amount of the loan must be prepaid at the time of prepayment. It is personally guaranteed by the 3 Managers, and is structured as an SBA guaranteed loan. Key negative covenants include a restriction on incurring additional indebtedness and a restriction on transfer of over 25% of the beneficial ownership of the Company, absence of material adverse change to the business or merger. A copy of the loan agreement, note, security agreement and other loan documents is available for review upon request. The Company also has issued other loans as referenced in the balance sheet of the Company as of June 30, 2021 either delivered with this Term Sheet or available for review in the Company's password protected data room (the "Data Room). Copies of the loan documentation for all Company borrowings is also available for review upon request. The Data Room also includes a copy of the Company's most recent Pitch Deck, its unaudited financial statements for the fiscal year ended December 31, 2022, and the form of Second Amendment to the Operating Agreement authorizing the issuance of the Class AAA Preferred Interests (and superseding the prior First Amendment).

Operating Agreement, Management and Voting Rights.............................. There are limited voting rights for members of the Company. The Company's Operating Agreement, and Second Amendment as Exhibit E in Form C filing specifies the relative rights and obligations of the Members and Managers. The Managers control the operations of the Company. Members are permitted to vote on certain amendments to the Operating Agreement and to address matters in the event of an impasse among the Managers. See the section captioned "Summary of the Operating Agreement" and Exhibit E in Form C filing.

Subscription Agreement and Other Agreements Binding the Investors.. Each Investor's investment shall be made by a Subscription Agreement that contains: (i) a power of attorney empowering the Managers of the Company to execute on behalf of each Investor the Operating Agreement and all amendments adopted in accordance with its terms; and (ii) detailed Risk Factors.

Financial Statements and Projections Please refer to the unaudited financial statements of the Company for the fiscal year ended December 31, 2022 contained in the Data Room.

Additional Information...................... For additional information regarding the Company, contact:

Kraig Weaver, Manager
2990 Larimer Street
Denver, CO 80205
E-Mail: investor@theblockdistillingco.com

Eligible Investors............................... The Offering amount that can be sold to any investor is: (i) the greater of $2,500 or 5% of the investors net worth or net income if

the investor's net worth or net income is less than $124,000; or (ii) 10% of the greater of the investor's net worth or net income exceeds $124,000, subject to a maximum amount that can be invested of $124,000.

Closing Date...................................... There is a minimum amount of $100,002.60 of Securities to be sold pursuant to the Offering, at which time the initial closing shall occur. The Company has the right to terminate the Offering at any time, but in all events the Offering will terminate no later than the first anniversary of the date of this Term Sheet.

Use of Proceeds................................. The Company estimates that use the proceeds of this Offering will be used to increase inventory, expand distribution and for working capital purposes. The Managers reserve the right to apply available cash in any manner they deem necessary and proper to operate the business of the Company, which may result in substantial variances to the use of proceeds set forth in the Supplemental Offering Materials.

Risk Factors....................................... The Securities being offered hereby involve a high degree of risk and should be considered only by persons who can afford to lose their entire investment. Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in the section of this Subscription Agreement titled "Risk Factors," and include but are not limited to the following:

- We are an early-stage company with a limited operating history, which makes it difficult to evaluate our current business and future prospects and may increase the risk of your investment; we have operated at a loss through the date of this Term Sheet.
- If we are not able to expand our sales, we may lack the critical mass to operate profitably;
- The craft distilling market is becoming increasingly competitive, and there can be no assurances that the Company will be able to generate the revenues and margins projected in this Term Sheet;
- We depend on the continued employment of each of the 3 Managers; should any of them cease to work for the Company, we may be unable to replace them on an economic basis, if at all.

Restrictions on Transferability...........	The Class AAA Preferred Interests will not be registered under the Securities Act at the time of issuance. As such, they constitute "restricted securities" under the Securities Act. Such securities may not be sold or otherwise transferred unless they are registered under the Securities Act and applicable state laws or unless exemptions from registration are available under such laws. Furthermore, there is currently no established trading market for the Securities and there is no guarantee that a trading market for the Securities will develop. Transfers of Interests are subject to consent of the Managers except for Permitted Transfers to certain affiliates.
Redemption Rights..............................	In the event a Manager determines that a Member's continued membership in the Company will jeopardize the Company's ability to maintain any of the licenses that it needs to operate its business (for example its liquor license in the event of commission of a felony by a Member), for the unreturned Capital Contributions of such Member, payable either in cash at closing or by delivery of a promissory note payable in five equal installments of principal, along with interest at the Wall Street Journal announced prime rate.